UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Cascal N.V.

(Name of Subject Company)

Sembcorp Utilities Pte Ltd

(Name of Filing Person(s) (Offeror))

a wholly owned subsidiary of

Sembcorp Industries Ltd

(Name of Filing Person(s) (Other Persons))

Common Stock, Par Value €0.50 Per Share

(Title of Class of Securities)

N1842P109

(CUSIP Number of Class of Securities)

Sembcorp Industries Ltd

30 Hill Street, #05-04

Singapore 179360

Attention: Lim Suet Boey

+65 (0) 6723 3113

(Name Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of filing persons)

with a copy to:

Brian Hoffmann

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

(212) 878-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None

Form or Registration No.: Not applicable

Filing Party: Not applicable

Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

IMPORTANT INFORMATION

This filing is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any common shares of Cascal N.V. The tender offer described in the presentation has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the U.S. Securities and Exchange Commission, will be mailed to Cascal N.V. shareholders and will also be made available for distribution to beneficial owners of Cascal N.V. common shares. The solicitation of offers to buy common shares of Cascal N.V. will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Cascal N.V. shareholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer when they become available as they will contain important information, including the various terms of, and conditions to, the tender offer. The tender offer statement will be filed by Sembcorp Utilities with the U.S. Securities and Exchange Commission, and the solicitation/recommendation statement will be filed by Cascal N.V. with the U.S. Securities and Exchange Commission. Investors and stockholders may obtain free copies of these statements (when available) and other documents filed by Sembcorp Utilities and Cascal N.V. at the U.S. Securities and Exchange Commission’s website at www.sec.gov.

SEMBCORP Proposed Acquisition of Cascal N.V. Major milestone for Sembcorp in the fast-growing water sector April 26, 2010 © Sembcorp Industries 2010 Disclaimer This presentation is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any common shares of Cascal. The tender offer described in this presentation has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the U.S. Securities and Exchange Commission, will be mailed to Cascal shareholders and will also be made available for distribution to beneficial owners of Cascal common shares. The solicitation of offers to buy common shares of Cascal will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Cascal shareholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer when they become available as they will contain important information, including the various terms of, and conditions to, the tender offer. The tender offer statement will be filed by Sembcorp Utilities with the U.S. Securities and Exchange Commission, and the solicitation/recommendation statement will be filed by Cascal with the U.S. Securities and Exchange Commission. Investors and stockholders may obtain free copies of these statements (when available) and other documents filed by Sembcorp Utilities and Cascal at the U.S. Securities and Exchange Commission’s website at www.sec.gov. In addition, copies of the tender offer statement and related materials may be obtained for free by directing such requests to the information agent for the tender offer. Investors and stockholders should seek legal or other professional advice before acting or relying on any of the information provided herein. © Sembcorp Industries 2010 1 1

Proposed Acquisition of Cascal N.V. Sembcorp proposes voluntary tender offer to acquire shares in NYSE-listed Cascal, a leading provider of water and wastewater services Irrevocable undertaking by majority shareholder, Biwater to tender its 17,868,543 shares, representing a 58.4% shareholding Offer price of US$6.75 if at least 80% of the issued and outstanding common shares have been validly tendered and not withdrawn Offer price to be reduced to US$6.40 per share if less than 80% of the issued and outstanding common shares have been validly tendered and not withdrawn Maximum consideration of approximately S$289 million(1) for 100% stake at US$6.75 per share Major milestone for Sembcorp in the fast-growing water sector (1) Assuming acquisition of 100% of the outstanding Cascal shares at US$6.75 per share, exchange rate of US$1.00 : S$1.40 and total number of outstanding Cascal shares of 30,581,343. © Sembcorp Industries 2010 2 Key Highlights The acquisition will transform Sembcorp into a global water service provider Global platform to accelerate growth Extending water and wastewater operations from five to 11 countries around the world in 31 operating locations Increasing water and wastewater capacity by 50% from four million cubic metres per day to close to six million cubic metres per day Attractiveness of Cascal Cascal is a leading provider of water and wastewater services Strong complementary capabilities to Sembcorp Profitable water assets with strong operating cash flows The acquisition is expected to be earnings accretive starting from the second year after the acquisition. Transaction costs will be incurred in the first year of the acquisition © Sembcorp Industries 2010 3 2

Cascal – Overview

- Leading provider of water and wastewater services
- Incorporated in the Netherlands in 2000 and listed on the NYSE in 2008
- Operates internationally in eight countries (the United Kingdom, South Africa, Indonesia, China, Chile, Panama, Antigua and the Philippines) across four continents
- Growing customer base of homes and businesses that represent approximately 4.7 million people
- Prides itself in delivering "Excellent Water Services" to its customers
  - One of four companies in the running to be named Water Company of the Year in the Global Water Awards 2010
  - Wholly-owned UK subsidiary was ranked UK's number one water company for overall performance in service and delivery
  - South African's operations were amongst 5% of country's water networks to be given "Blue Drop" status

A leading provider of water and wastewater services

© Sembcorp Industries 2010

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Cascal – FY2009 Financial Performance

Revenue

(In US$ millions)



10.7
2.9
11.3
13.0
83.6
20.9
20.3

Total = US$163.4m(1)

PATMI

(In US$ millions)



1.1
5.8
3.7
3.2
3.7
1.3

Total = US$17.9m(1)(2)

Total Assets

(In US$ millions)



30.5
4.7
64.4
11.2
224.1
165.4
39.7

Total = US$551.6m(1)

United Kingdom · South Africa · China · Indonesia · Chile · Panama · Philippines

Source: Based on Cascal's financial reports for year ended March 31, 2009 (prepared based on Dutch GAAP) and other public disclosures.
(1) Based on continuing operations, and includes US$0.6m, US$0.1m and US$11.5m from holding companies for revenue, PATMI and total assets respectively.
(2) Includes negative PATMI of US$1.0m for Chile.

Balanced portfolio of assets in both developed and emerging markets

© Sembcorp Industries 2010

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Cascal – Operating Locations


UK – Bournemouth & West Hampshire Water
China – Qitaihe
China – Xinmin
China – Yanjiao
China – Yancheng
China – Zhumadian
China – Fuzhou
Antigua
Curacao
Bonaire
Panama
Philippines – Subic Bay
Indonesia – Batam Island – Sukarame[2]
South Africa – Nelspruit
South Africa – Siza
Chile[1] – Antofagasta
Chile[1] – Santiago

● Cascal Water facility

Source: Based on Cascal's company presentation and other public disclosures.
(1) Operates in 5 areas in Chile.
(2) District of Sukarame – an area adjacent to the City of Palembang.

21 operating locations across 8 countries and 4 continents
Serving approximately 4.7 million people

© Sembcorp Industries 2010
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Strategic Rationale: Transforming Sembcorp's Water Business


UK – Bournemouth & West Hampshire Water
UK – Teesside
China – Shenyang
China – Tianjin
China – Zhangjiagang
China – Nanjing
China – Qinzhou
China – Qitaihe
China – Xinmin
China – Yanjiao
China – Yancheng
China – Zhumadian
China – Fuzhou
UAE – Fujairah
Oman – Salalah
Antigua
Curacao
Bonaire
Panama
Philippines – Subic Bay
Singapore – Jurong Island – Changi
Indonesia – Batam Island – Sukarame[2]
South Africa – Nelspruit
South Africa – Siza
Chile[1] – Antofagasta
Chile[1] – Santiago

▲ Sembcorp Water facility
● Cascal Water facility

Source: Based on Cascal's company presentation and other public disclosures.
(1) Operates in 5 areas in Chile.
(2) District of Sukarame – an area adjacent to the City of Palembang.

Transforms Sembcorp into a global water service provider
31 operating locations worldwide in 11 countries, providing a global platform for growth

© Sembcorp Industries 2010
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Strategic Rationale: Complementary Capabilities

sembcorp	cascal
▪ Strong operational and technical expertise in developing and managing industrial water and wastewater, water reclamation and large-scale desalination projects ▪ Experience in negotiating and structuring agreements with industrial players and municipalities in multiple jurisdictions	▪ Strong in municipal water management ▪ Experience in negotiating and structuring concession agreements with municipalities in multiple jurisdictions

- Ability to provide total water and wastewater solutions to industrial and municipal sectors
- Ability to offer wider range of water solutions across 11 countries
- Financial and commercial capabilities and strength

Accelerating Sembcorp's growth in the water sector

© Sembcorp Industries 2010
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Transaction Summary

- Sembcorp will commence a voluntary tender offer to acquire all the shares in Cascal
- Irrevocable Undertaking by majority shareholder Biwater to tender its 58.4% shareholding
- The table below shows how the offer price(s) of US$6.75 and US$6.40 compare to the closing price as at April 23, 2010 and the historical volume weighted average prices (VWAP)

		Tender offer price of US$6.75	Tender offer price of US$6.40
	(US$)	Offer premium / (discount) (%)	
Closing price day before the VTO announced (as at April 23, 2010)	7.6111	(11.3%)	(15.9%)
3-month VWAP	6.3842	5.7%	0.2%
6-month VWAP	6.0004	12.5%	6.7%
12-month VWAP	5.0452	33.8%	26.9%

- Maximum consideration of approximately S$289 million[(1)] for 100% stake at US$6.75 per share
- Funded by internal resources and borrowings
- Following the completion of the tender offer, Sembcorp expects to hold at least 17,868,543 common shares of Cascal, representing approximately 58.4% of the outstanding common shares of Cascal, and as majority shareholder, expects to have control of the board of directors of Cascal, subject to legal and regulatory requirements
- Subject to applicable laws, Sembcorp intends to cause Cascal to delist the Cascal common shares from the NYSE and deregister the Cascal common shares under U.S. Securities Laws.

(1) Assuming acquisition of 100% of the outstanding Cascal shares at US$6.75 per share, exchange rate of US$1.00 : S$1.40 and total number of outstanding Cascal shares of 30,581,343.

© Sembcorp Industries 2010
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Indicative Timetable [1][2]


Execution of Tender Offer and Stockholder Support Agreement
April 26, 2010
Launch of Tender Offer at US$6.75 per share
[within 20 calendar days]
By May 14, 2010
Tender Offer to be opened for approximately 20 business days
[Expiration no later than 11am]
June 14, 2010(2)
If ≥ 80% tender
Close Tender Offer at US$6.75 per share
Close on June 14, 2010(3)
If < 80% tender
Decrease offer to US$6.40 per share
Extend by approximately 10 business days
Expiration on
June 25, 2010(4)
Close Tender Offer at US$6.40 per share
Final close on
June 25, 2010(3)

(1) Based on New York time. Assumes no subsequent offering period under Rule 14d-11 under the U.S. Securities Exchange Act of 1934.
(2) Assumes launch on May 14, 2010.
(3) Subject to Tender Offer conditions and no further extension of Tender Offer.
(4) Assumes decreased offer price announced on the day prior to offer expiration. Tender Offer will close after extension of approximately 10 business days from date decreased offer price is announced.

© Sembcorp Industries 2010
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sembcorp

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